Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

									Six				Three
									Months		Year		Months
									Ended		Ended		Ended
	Fiscal Year Ended June 30,								Dec. 31,		Dec. 31,		March 31,
	2002		2003		2004		2005		2005		2006		2007
EARNINGS:
Income (loss) before income tax expense	$78,984		$77,660		$46,157		$99,102		$80,223		$(116,645)		$15,245
Add: Fixed charges	2,967		14,375		13,161		12,993		6,547		13,026		3,301

Earnings as defined	$81,951		$92,035		$59,318		$112,095		$86,770		$(103,619)		$18,546

FIXED CHARGES:
Interest expense	$1,376		$10,038		$8,663		$8,488		$4,253		$8,488		$2,122
Amortization of deferred financing fees	—		2,542		2,145		2,152		1,080		2,168		536

Interest expense as reported	1,376		12,580		10,808		10,640		5,333		10,640		2,658
Portion of rent expense as interest	1,591		1,795		2,353		2,353		1,214		2,386		643

Fixed charges as defined	$2,967		$14,375		$13,161		$12,993		$6,547		$13,026		$3,301

Ratio of earnings to fixed charges	27.6	x	6.4	x	4.5	x	8.6	x	13.3	x	(8.0	)x	5.6	x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.